Exhibit 21.1

LIST OF SUBSIDIARIES OF ASAT HOLDINGS LIMITED

Name of Entity	Jurisdiction of Formation
ASAT Limited	Hong Kong

LIST OF SUBSIDIARIES OF ASAT LIMITED

Name of Entity	Jurisdiction of Formation
ASAT, Inc.	California
ASAT (Finance) LLC	Delaware
ASAT (Cayman) Limited	Cayman Islands
ASAT (S) Pte. Ltd.	Singapore
ASAT Korea Limited	Korea
ASAT GmbH	Germany
New ASAT (Finance) Limited	Cayman Islands
Timerson Limited	Hong Kong
ASAT Semiconductor (Dongguan) Limited	People’s Republic of China